EXHIBIT 21

List of Subsidiaries

Name of Corporation	Jurisdiction of Incorporation	Percent of Ownership
Winnebago Industries, Inc.	Iowa	Parent
Winnebago Health Care Management Company	Iowa	100%
Winnebago Acceptance Corporation	Iowa	100%
Winnebago R.V., Inc.	Delaware	100%